Albany International Corp. 216 Airport Drive Rochester, NH 03867 USA Tel: 518 445 2281 john.cozzolino@albint.com www.albint.com

John B. Cozzolino
Chief Financial Officer & Treasurer

March 1, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2011, filed February 28, 2012 - SEC File No. 001-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated February 12, 2013 relating to the Company’s Form 10-K for the year ended December 31, 2011, which we refer to herein as the “Form 10-K”.  As noted in our letters dated February 20, 2013 and February 25, 2013, where we only responded to the first comment in your February 12, 2013 letter, please accept our response to your second comment that we noted would be submitted under a separate cover.

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated Financial Statement, page 52

7. Income Taxes, page 70

1.
We have reviewed your response to comment 5 in our letter dated December 4, 2012.  We note that you plan to revise your effective tax reconciliation and MD&A disclosures to identify and discuss the countries where earnings are subject to tax at rates that are significantly different from the U.S. federal statutory rate.  Please show us how these revised disclosures would have read for the historical periods presented.  Please ensure that your results of operations discussion in the MD&A adequately explains any disproportionate relationships among pre-tax foreign and domestic earnings and foreign and domestic tax rates.

Response:  In addition to the reconciliation of the effective tax rate table already included in Note 7 of the Notes to Consolidated Financial Statements, in our recently-filed 10-K we have included the following additional disclosure in Note 7 to provide the reader with more clarity surrounding the foreign tax rate differential:

The Company has operations which constitute a taxable presence in 16 countries outside of the United States.  All of these countries except one had income tax rates that were lower than the United States federal tax rate during the periods reported.  The jurisdictional location of earnings is a significant component of our effective tax rate each year.  The rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of our total earnings.  From period to period, the jurisdictional mix of earnings can vary as a result of operating fluctuations in the normal course of business, as well as the extent and location of other income and expense items, such as pension settlement and restructuring charges.   The foreign income tax rate differential that is included above in the reconciliation of the effective tax rate includes the difference between tax expense calculated at the U.S. federal statutory tax rate of 35% and the expense accrued based on lower statutory tax rates that apply in the jurisdictions where the income or loss is earned.

During the periods reported, income outside of the U.S. was heavily concentrated within Switzerland (8% tax rate) and Brazil (25% tax rate) and as a result, the foreign income tax rate differential was primarily attributable to these tax rate differences.  Also, in 2012, the income tax rate differential was significantly reduced by the pension settlement  and restructuring charges outside of the U.S. that resulted in a lower tax rate benefit, as compared to the benefit calculated using the higher U.S. tax rate.

In order to help investors better understand how differences in pre-tax income and tax rates among various jurisdictions can affect our net income, we expanded the “Income Tax” portion of the results of operations discussion in our MD&A to read as follows (additional text is underlined):

The Company has operations which constitute a taxable presence in 16 countries outside of the United States.  All of these countries except one had income tax rates that were lower than the United States federal tax rate of 35% during the periods reported.  The jurisdictional location of earnings is a significant component of our effective tax rate each year, and therefore on our overall income tax expense.

The Company’s effective tax rate for fiscal years 2012, 2011 and 2010 was 40.3%, 60.5% and 43.5%, respectively.  The tax rate is affected by recurring items, such as the income tax rate in the U.S. and in non-U.S. jurisdictions and the mix of income earned in those jurisdictions. The tax rate is also affected by U.S. tax costs on foreign earnings that have been or will be repatriated to the U.S., and by discrete items that may occur in any given year but are not consistent from year to year.

Significant items that impacted the 2012 tax rate included the following (percentages reflect the effect of each item as a percentage of Income before income taxes):

•	A $39.5 million (57.7%) discrete income tax benefit related to pension settlements in the U.S., Canada and Sweden.

•	A discrete tax benefit of $7.1 million (10.3%) related to the settlement of a tax audit in Canada.

•	A $0.8 million (1.1%) net tax benefit related to other discrete items.

•
A net tax rate reduction of 1.7% was recognized in 2012 from rate differences between non-U.S. and U.S. jurisdictions.  The tax rate benefit from earnings in Switzerland and Brazil that are taxed at lower rates was offset by pension settlement and restructuring charges recognized outside the U.S. that resulted in a lower tax benefit, as compared to the benefit calculated using the U.S. notional tax rate of 35%.

•	The income tax rate on continuing operations, excluding discrete items, was 39%.

Significant items that impacted the 2011 tax rate included the following:
•	$22.8 million (42.1%) of expense for valuation allowances, principally in Germany, that resulted from the Company’s sale of Albany Door Systems.

•
A favorable tax adjustment of $3.5 million (6.4%) to correct errors from periods prior to 2006.  (The Company does not believe that the corrected item was material to 2011 or any of the previously reported quarterly or annual financial statements.  As a result, the Company has not restated its previously issued financial statements.)

•	A $3.3 million (6.2%) reduction in expense resulting from a change in the applicable tax regime in Mexico.

•	A $1.2 million (2.2%) net tax benefit related to the settlement of certain audits and other discrete tax matters.

•
A net tax rate reduction of 14.3% was recognized from rate differences between non-U.S. and U.S. jurisdictions. Earnings in Switzerland and Brazil, where tax rates are lower than the U.S. notional rate of 35%, contributed to the majority of the reduction noted.  U.S. tax costs on foreign earnings and foreign withholdings offset the tax rate benefits gained from operating in low tax jurisdictions by 12.8%.

•	The income tax rate on continuing operations, excluding discrete items, was 33%.

Significant items that impacted the 2010 tax rate included the following:
•	$9.4 million (19.4%) of expense due to the redemption of our company-owned life insurance policies.

•	$2.3 million (4.7%) of discrete tax benefit due to the repatriation of prior year’s earnings from our subsidiary in Mexico.

•	$0.5 million tax benefit resulting from other discrete income tax adjustments.

•
A net tax rate reduction of 28.2% was recognized from rate differences between non-U.S. and U.S. jurisdictions.  Earnings in Switzerland and Brazil, where tax rates are lower than the U.S. notional rate of 35%, contributed to the majority of the reduction noted.   U.S. tax costs on foreign earnings and foreign withholdings offset the tax rate benefits gained from operating in low tax jurisdictions by 7.7%.

•	The income tax rate on continuing operations, excluding discrete items, was 30%.

*        *        *

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino
Chief Financial Officer & Treasurer